

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 22, 2009

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re:** **ML Trend-Following Futures Fund L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-28928**

Dear Mr. Ferri:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   Please identify the trading advisor for each of the Portfolio Funds and describe each advisor's trading strategies and investment objectives. In such discussion, please provide detailed disclosure regarding the major markets focused upon by each advisor. Also, explain whether and how the Portfolio Funds can change trading advisors. Provide this disclosure in future filings and tell us how you plan to comply.

2.   Please tell us the percentage of the Partnership's total portfolio that was allocated
        to each of the Portfolio Funds as of the end of the fiscal year. Discuss whether the
        General Partner may re-allocate assets among the four Portfolio Funds and
        whether the General Partner could allocate to different funds. In addition, please
        tell us, if known, the allocation by sector of total partnership assets as of the end
        of the fiscal year. Confirm that you will include similar disclosure in future
        filings.

Description of Current Charges, page 6

3.   Refer to the description of brokerage commissions on page 5. Please explain to
        us why brokerage commissions are charged to investors at the Portfolio Funds'
        level rather than the Partnership level and clarify the reference to "investors" in
        this context.

4.   Please confirm to us, if true, that there is no administrative fee, separate from the
        wrap fee, under your current structure. Also, explain to us why the dollar amount
        of administrative and filing fees in 2008 was 0% of average month-end net assets
        but also exceeded the maximum filing fee of $250,000 per year. Provide similar
        clarification in future filings.

5.   Please explain to us how the payment of performance fees and management fees
        by the Portfolio Funds affects returns to the Partnership. Identify the source of
        funding used by the Portfolio Funds to pay these fees and confirm, if true, that
        these fees are not charged directly to the Partnership or its limited partners. Also,
        please revise your description of performance fees in future filings to include the
        definition of New Trading Profits as defined by the respective advisors.

Regulation, page 6

6.   Please expand your disclosure to describe in more detail the regulatory provisions
        applicable to your business. For example, to the extent material, please provide a
        discussion of any CFTC-mandated net capital requirements, position limits, and
        other trading restrictions. Similarly, describe any position limits and other
        regulations imposed by the exchanges. Provide this disclosure in future filings
        and tell us how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 13

7.   Please revise future filings to include a discussion of changes in your net asset
        value from period to period and quantify those changes. Also, describe in more

detail and quantify the impact of changes in interest rates on NAV. We note the general description of interest income as a component of profitability on page 21. Please tell us how you plan to comply.

8.   We note the table showing trading profit (loss) for each sector for fiscal 2006. Please tell us why you have not provided similar disclosure for subsequent fiscal years. Similarly, please explain what consideration you have given to disclosing trading profit (loss) attributed to each of the Portfolio Funds.

Liquidity; Capital Resources, page 21

9.   Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

10. Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments. If the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

The Partnership's Trading Value at Risk in Different Market Sectors, page 31

11. Please clarify, if true, that the tables reflect each Portfolio Fund's total value at risk but do not measure the Partnership's overall portfolio value at risk. Confirm that you will provide similar clarification in future filings.

Exhibit 13.01 – Financial Statements

2. Investments in Portfolio Funds

12. Please explain to us how you have applied the significance tests in Rule 3-09 of Regulation S-X in determining that you are not required to include separate audited annual financial statements of your funds.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Justin C. Ferri
ML Trend-Following Futures Fund L.P.
September 22, 2009
page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at (202) 551-3438 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief